Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six-Month
	Period Ended		Fiscal Year Ended
	Nov. 29,	Nov. 23,	May 31,	May 25,	May 27,	May 28,	May 29,
In Millions, Except Ratios	2009	2008	2009	2008	2007	2006	2005

Earnings before income taxes and after-tax earnings from joint ventures	$1,391.2	$904.5	$1,942.2	$1,829.5	$1,696.2	$1,621.1	$1,848.6
Distributed income of equity investees	31.2	19.3	68.5	108.7	45.2	77.4	83.0
Plus: Fixed charges (1)	202.1	216.4	463.4	494.6	496.8	462.8	524.1
Plus: Amortization of capitalized interest, net of interest capitalized	4.3	(1.5)	(2.2)	(2.0)	—	1.7	0.9

Earnings available to cover fixed charges	$1,628.8	$1,138.7	$2,471.9	$2,430.8	$2,238.2	$2,163.0	$2,456.6

Ratio of earnings to fixed charges	8.06	5.26	5.33	4.91	4.51	4.67	4.69

(1) Fixed charges:
Interest expense	$186.6	$198.0	$409.5	$432.0	$396.6	$367.0	$449.3
Preferred distributions to noncontrolling interests	1.5	4.2	7.2	22.0	63.8	60.5	39.0
Rentals (1/3)	14.0	14.2	46.7	40.6	36.4	35.3	35.8

Total fixed charges	$202.1	$216.4	$463.4	$494.6	$496.8	$462.8	$524.1

For purposes of computing the ratio of earnings to fixed charges, earnings represent earnings before income taxes and after-tax earnings of joint ventures, distributed income of equity investees, fixed charges, and amortization of capitalized interest, net of interest capitalized. Fixed charges represent gross interest expense (excluding interest on taxes) and subsidiary preferred distributions to noncontrolling interest holders, plus one-third (the proportion deemed representative of the interest factor) of rent expense.